                                                                    EXHIBIT 99.2

                          INDEX TO FINANCIAL STATEMENTS

                                BI-STATE PROPANE


                                                                            PAGE
                                                                            ----
Report of Independent Certified Public Accountants (Fiscal Year 2002)........F-2

Balance Sheets -
  August 31, 2002 and 2001 (unaudited).......................................F-3

Statements of Operations -
  Years Ended August 31, 2002, 2001 (unaudited) and 2000 (unaudited).........F-4


Statements of Partners' Capital -
  Years Ended August 31, 2002, 2001 (unaudited) and 2000 (unaudited).........F-5

Statements of Cash Flows -
  Years Ended August 31, 2002, 2001 (unaudited) and 2000 (unaudited).........F-6

Notes to Financial Statements................................................F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Partners of
Bi-State Propane

We have audited the accompanying balance sheet of Bi-State Propane (a California general partnership) as of August 31, 2002 and the related statements of operations, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bi-State Propane as of August 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2 to the consolidated financial statements, effective September 1, 2001, the Partnership changed its method of accounting for goodwill and other intangible assets to adopt the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/  Grant Thornton LLP



Tulsa, Oklahoma
October 25, 2002

                                BI-STATE PROPANE

                                 BALANCE SHEETS
                                 (in thousands)

                                                                   AUGUST 31,     AUGUST 31,
                                                                      2002           2001
                                                                   ----------     ----------
                                                                                  (Unaudited)
                                ASSETS

CURRENT ASSETS:
   Cash                                                              $   134        $   161
   Accounts receivable, net of allowance for doubtful accounts           740            631
   Accounts receivable from affiliates                                 1,691          1,648
   Inventories                                                           675            706
   Prepaid expenses and other                                             81            104
                                                                     -------        -------
     Total current assets                                              3,321          3,250

PROPERTY, PLANT AND EQUIPMENT, net                                    14,088          9,945
GOODWILL, net of amortization prior to adoption of SFAS No. 142        5,116          1,810
INTANGIBLES AND OTHER ASSETS, net                                      3,901          2,253
                                                                     -------        -------
     Total assets                                                    $26,426        $17,258
                                                                     =======        =======

                   LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Accounts payable                                                    1,200            762
   Accrued and other current liabilities                                 444            692
   Current maturities of long-term debt                                1,700          1,000
                                                                     -------        -------
     Total current liabilities                                         3,344          2,454

LONG-TERM DEBT, less current maturities                               9,450          2,975
                                                                     -------        -------
     Total liabilities                                                12,794          5,429
                                                                     -------        -------
COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
   Heritage Bi-State, L.L.C                                            7,485          6,611
   Allied Propane Service, Inc.                                        6,147          5,218
                                                                     -------        -------
     Total partners' capital                                          13,632         11,829
                                                                     -------        -------
     Total liabilities and partners' capital                         $26,426        $17,258
                                                                     =======        =======



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                FOR THE YEAR ENDED AUGUST 31,
                                            ------------------------------------
                                              2002          2001          2000
                                            --------      --------      --------
                                                        (Unaudited)   (Unaudited)
REVENUES:
   Retail fuel                              $ 15,075      $ 17,716      $ 11,620
   Other                                       1,740         1,468         1,394
                                            --------      --------      --------
     Total revenues                           16,815        19,184        13,014
                                            --------      --------      --------
COSTS AND EXPENSES:
   Cost of products sold                       7,881        11,129         6,616
   Operating expenses                          4,768         3,992         3,630
   Depreciation and amortization               1,152         1,052           998
   Selling, general and administrative           130           107           100
                                            --------      --------      --------
     Total costs and expenses                 13,931        16,280        11,344
                                            --------      --------      --------

OPERATING INCOME                               2,884         2,904         1,670

OTHER INCOME (EXPENSE):
   Interest expense                             (324)         (405)         (459)
   Interest income from affiliate                 62            45            52
   Loss on disposal of assets                    (19)           (5)           --
                                            --------      --------      --------
NET INCOME                                  $  2,603      $  2,539      $  1,263
                                            ========      ========      ========



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                         STATEMENTS OF PARTNERS' CAPITAL
                                 (in thousands)

                                              HERITAGE BI-STATE,     ALLIED PROPANE            TOTAL
                                                     L.L.C.           SERVICE, INC.
                                              ------------------     --------------          --------
BALANCE, AUGUST 31, 1999 (UNAUDITED)               $  5,203             $  3,474             $  8,677
  Distributions to Partners (Unaudited)                (200)                (200)                (400)
  Net income (Unaudited)                                547                  716                1,263
                                                   --------             --------             --------
BALANCE, AUGUST 31, 2000 (UNAUDITED)                  5,550                3,990                9,540
  Distributions to Partners (Unaudited)                (125)                (125)                (250)
  Net income (Unaudited)                              1,186                1,353                2,539
                                                   --------             --------             --------
BALANCE, AUGUST 31, 2001 (UNAUDITED)                  6,611                5,218               11,829
  Distributions to Partners                            (400)                (400)                (800)
  Net income                                          1,274                1,329                2,603
                                                   --------             --------             --------
BALANCE, AUGUST 31, 2002                           $  7,485             $  6,147             $ 13,632
                                                   ========             ========             ========



   The accompanying notes are an integral part of these financial statements.

                                BI-STATE PROPANE

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    FOR THE YEARS ENDED AUGUST 31,
                                                                 ------------------------------------
                                                                   2002          2001          2000
                                                                 --------      --------      --------
                                                                             (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    $  2,603      $  2,539      $  1,263
     Reconciliation of net income to net cash provided by
       operating activities-
     Depreciation and amortization                                  1,152         1,052           998
     Provision for loss on accounts receivable                         21            22            10
     Loss on disposal of assets                                        19             5            --
     Changes in assets and liabilities, net of effect of
       acquisitions:
       Accounts receivable                                            299          (118)          (84)
       Accounts receivable from affiliates                         (1,084)         (580)         (695)
       Inventories                                                    232            41          (299)
       Prepaid expenses and other                                      41           (50)          (17)
       Other                                                           (1)            1            --
       Accounts payable                                               431           295            65
       Accrued and other current liabilites                          (248)          106           (64)
                                                                 --------      --------      --------
         Net cash provided by operating activities                  3,465         3,313         1,177
                                                                 --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash paid for acquisition, net of cash acquired                 (9,739)           --            --
   Capital expenditures                                              (755)       (1,018)         (796)
   Proceeds from the sale of assets                                   269            24             7
                                                                 --------      --------      --------
         Net cash used in investing activities                    (10,225)         (994)         (789)
                                                                 --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                                        12,000            --         1,000
   Principal payments on debt                                      (4,825)       (2,150)       (1,200)
   Debt issuance costs                                                (42)           --            --
   Distribution to Partner                                           (400)         (125)         (200)
                                                                 --------      --------      --------
         Net cash provided by (used in) financing activities        6,733        (2,275)         (400)
                                                                 --------      --------      --------
INCREASE (DECREASE) IN CASH                                           (27)           44           (12)

CASH, beginning of period                                             161           117           129
                                                                 --------      --------      --------
CASH, end of period                                              $    134      $    161      $    117
                                                                 ========      ========      ========
NONCASH FINANCING ACTIVITY:
   Distribution to Partner                                       $    400      $    125      $    200
                                                                 ========      ========      ========
NONCASH INVESTING ACTIVITY:
   Working capital payment, net of cash received
     on acquisition                                              $    640      $     --      $     --
                                                                 ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for interest                      $    362      $    377      $    448
                                                                 ========      ========      ========



    The accompanying notes are an integral part of these financial statements

                                BI-STATE PROPANE

                          NOTES TO FINANCIAL STATEMENTS
                          (Dollar amounts in thousands)
                   (Unaudited as to 2001 and 2000 information)



1.   OPERATIONS AND ORGANIZATION:

Bi-State Propane ("Bi-State") is a California general partnership that owns and operates propane businesses in California and Nevada. Bi-State is owned equally by Allied Propane Service, Inc., ("Allied") and Heritage Bi-State, L.L.C., ("Heritage Bi-State") (together referred to as the "Partners"). Heritage Bi-State is wholly owned by Heritage Operating L.P., the Operating Partnership of Heritage Propane Partners, L.P. Profits and losses of Bi-State are shared equally by the Partners, with the exception of amortization and depreciation differences due to the basis of the Partners' initial contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

REVENUE RECOGNITION

Sales of propane, propane appliances, parts and fittings are recognized at the later of the time of delivery of the product to the customer or the time of sale or installation. Revenue from service labor is recognized upon completion of the service, and tank rent is recognized ratably over the period it is earned.

ACCOUNTS RECEIVABLE

Bi-State grants credit to its customers for the purchase of propane and propane-related products. Accounts receivable consisted of the following:

                                                AUGUST 31,         AUGUST 31,
                                                   2002               2001
                                               ------------       ------------
Accounts receivable                              $    768           $    659
Less - allowance for doubtful accounts                 28                 28
                                                 --------           --------
    Total, net                                   $    740           $    631
                                                 ========           ========


The following summarizes the activity in the allowance for doubtful accounts for the following years ended:

                                                AUGUST 31,         AUGUST 31,
                                                   2002               2001
                                               ------------       ------------
Allowance for doubtful accounts:
Balance, beginning of the year                   $     28           $     28
Provision for loss on accounts receivable              21                 22
Accounts receivable written off, net of
  recoveries                                          (21)               (22)
                                                 --------           --------
Balance, end of period                           $     28           $     28
                                                 ========           ========

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using weighted-average cost delivered to the retail locations, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consisted of the following:

                                                AUGUST 31,         AUGUST 31,
                                                   2002               2001
                                               -----------        -----------

    Fuel                                         $    436           $    571
    Appliances, parts and fittings                    239                135
                                                 --------           --------
                                                 $    675           $    706
                                                 ========           ========


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Expenditures to refurbish tanks that either extend the useful lives of the tanks or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the tanks. Additionally, Bi-State capitalizes certain costs directly related to the installation of company-owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment were as follows:

                                                           AUGUST 31,         AUGUST 31,
                                                              2002               2001
                                                          ------------       ------------

   Land and improvements                                     $  1,396           $    830
   Buildings and improvements (10 to 30 years)                  1,148                752
   Bulk storage, equipment and facilities (3 to 30 years)       3,554              3,068
   Tanks and other equipment (5 to 30 years)                    8,314              5,775
   Vehicles (5 to 10 years)                                     3,211              2,341
   Furniture and fixtures (5 to 10 years)                         230                215
   Other                                                          149                134
                                                           ----------         ----------
                                                               18,002             13,115
   Less - Accumulated depreciation                             (3,978)            (3,279)
                                                           ----------         ----------
                                                               14,024              9,836
   Plus - Construction work-in-process                             64                109
                                                           ----------         ----------
       Property, plant and equipment, net                    $ 14,088           $  9,945
                                                           ==========         ==========


INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost, net of amortization computed on the straight-line method. Bi-State eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets were as follows:

                                            AUGUST 31, 2002                 AUGUST 31, 2001
                                    ------------------------------    ---------------------------
                                    GROSS CARRYING     ACCUMULATED    GROSS CARRYING    ACCUMULATED
                                        AMOUNT        AMORTIZATION        AMOUNT       AMORTIZATION
                                    --------------    ------------    --------------   ------------
Amortized intangible assets
    Customer lists (15 years)           $ 3,402         $  (973)         $ 2,777         $  (767)
    Noncompetes (5 to 10 years)           1,857            (431)             550            (313)
    Financing costs (5 years)                42              (3)              --              --
                                        -------         -------          -------         -------
      Total                               5,301          (1,407)           3,327          (1,080)
Unamortized intangible assets
    Other assets                              7              --                6              --
                                        -------         -------          -------         -------
Total intangibles and other             $ 5,308         $(1,407)         $ 3,333         $(1,080)
                                        =======         =======          =======         =======


Aggregate amortization expense of intangible assets was $327, $378, and $378 for the years ended August 31, 2002, 2001 and 2000, respectively. The estimated aggregate amortization expense for the next five fiscal years based on the balances at August 31, 2002 is $436 for 2003; $431 for 2004; $426 for 2005; $376
for 2006; and $371 for 2007.

GOODWILL

Goodwill is associated with acquisitions made for Bi-State's domestic retail operations, which is the only operating segment of Bi-State. The changes in the carrying amount of goodwill for the years ended August 31, 2001 and 2002 are as follows:

Balance as of August 31, 2000                               $ 2,495
Goodwill acquired during the year                                --
Accumulated amortization  prior to the
  adoption of SFAS No. 142                                     (685)
Impairment losses                                                --
Goodwill written off to sale of business                         --
                                                            -------
Balance as of August 31, 2001                                 1,810

Goodwill acquired during the year                             3,306
Impairment losses                                                --
Goodwill written off to sale of business                         --
                                                            -------
Balance as of August 31, 2002                               $ 5,116
                                                            =======


LONG-LIVED ASSETS

Bi-State Propane reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, Bi-State reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was recorded during the years ended August 31, 2002, 2001, and 2000.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following:

                                                AUGUST 31,         AUGUST 31,
                                                   2002               2001
                                               ------------       ------------

Interest payable                                   $ --               $ 38
Wages and payroll taxes                             130                216
Deferred tank rent                                   97                 80
Customer deposits                                   156                156
Taxes other than income                              25                 21
Other                                                36                181
                                                   ----               ----
     Accrued and other current liabilities         $444               $692
                                                   ====               ====


INCOME TAXES

As a result of Bi-State's status as a partnership, earnings or losses for federal and state income tax purposes are included in the tax returns of the individual Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements of Bi-State for the years ended August 31, 2002, 2001, and 2000.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE

The carrying amounts of trade accounts receivable and trade accounts payable approximate their fair value. An interest bearing receivable/payable account is maintained to monitor the net cash due between Heritage Bi-State and Bi-State. The interest is based on the amount equal to the rate Heritage Operating L.P. pays on its working capital line of credit (3.675% at August 31, 2002). Based on the estimated borrowing rates currently available to Bi-State for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2002 was $11,741 and $11,150, respectively. The fair value and carrying amount of long-term debt at August 31, 2001 was approximately $4,169 and $3,975, respectively.

SFAS 142 GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, any acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Those assets will be amortized over their useful lives, other than assets that have an indefinite life.

Bi-State adopted SFAS 142 on September 1, 2001 and accordingly has discontinued the amortization of goodwill existing at the time of adoption. Under the provisions of SFAS 142, Bi-State was required to perform a transitional goodwill impairment appraisal within six months from the time of adoption. Management performed an assessment of the fair value of Bi-State's sole operating segment, which was compared with the carrying value of the segment to determine whether any impairment existed on the date of adoption. Bi-State has completed the transitional goodwill impairment appraisal and has determined that based on the fair value of Bi-State's operating segment, Bi-State's goodwill was not impaired as of September 1, 2001. Bi-State has determined that a detailed evaluation of Bi-State's operating segment as of August 31, 2002 is not necessary based on the fact that there has not been a significant change in the components of Bi-State's operating segment since the last evaluation, the previous fair value of Bi-

State's operating segment substantially exceeded the carrying value, and the likelihood that Bi-State's operating segment current carrying value exceeds its current fair value is remote based on an analysis of events and circumstances since Bi-State's most recent evaluation. Accordingly, no impairment of Bi-State's goodwill was recorded for the year ended August 31, 2002. The adoption of SFAS 142 eliminated goodwill amortization that would have totaled approximately $133 for the year ended August 31, 2002, based on the balances of August 31, 2001. Goodwill amortization totaled approximately $133 and $133 for the years ended August 31, 2001 and 2000, respectively.

The following table reflects the effect of the adoption of SFAS 142 on net income as if SFAS 142 had been in effect for all of the periods presented:

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       AUGUST 31,    AUGUST 31,    AUGUST 31,
                                          2002          2001          2000
                                       ----------    ----------    ----------
Net income as reported                   $2,603        $2,539        $1,263
Add back:  goodwill amortization             --           133           133
                                         ------        ------        ------
Adjusted net income                      $2,603        $2,672        $1,396
                                         ======        ======        ======


RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Bi-State Propane adopted the provisions of SFAS 143 on September 1, 2002. The adoption of SFAS 143 did not have a material impact on Bi-State's financial condition or results of operations.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. Bi-State Propane adopted the provisions of SFAS 144 on September 1, 2002. The adoption of SFAS 144 did not have a material impact on Bi-State's financial condition or results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002 with early application encouraged. Bi-State Propane adopted the provisions of SFAS 145 on September 1, 2002. The adoption did not have a material impact on Bi-State's financial condition or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARD NOT YET ADOPTED

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Bi-State Propane does not believe that the adoption will have a material impact on Bi-State's financial condition or results of operations.

3.   ACQUISITIONS:

On March 1, 2002, Bi-State purchased certain assets of the ProFlame acquisition completed by Heritage Propane Partners, L.P. in July 2001. The aggregate purchase price was approximately $9,730 plus working capital. This purchase was made pursuant to the provision in the Bi-State Propane Partnership Agreement that requires each Partner to offer to sell any newly acquired businesses within Bi-State's area of operations to Bi-State. This acquisition was financed with the Term Note (see Note 4) and was recorded at the same basis as Heritage Propane Partners, L.P. had in those assets, which approximated fair value. Goodwill was warranted in this transaction as the operations of these ProFlame assets enhanced Bi-State's operations in the Nevada area and is expected to reduce costs through synergies with existing operations.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets, net of cash acquired               $   648
Property, plant and equipment                        4,501
Goodwill                                             3,306
Other intangible assets                              1,932
                                                   -------
    Total assets acquired                           10,387

Current liabilities                                      8
Long-term debt                                          --
                                                   -------
    Total liabilities assumed                            8

Net assets acquired                                $10,379
                                                   =======


Of the $1,932 of acquired intangible assets, $1,307 was assigned to non-competes, which are being amortized over a 10 year weighted-average useful life and $625 was assigned to customer lists, which are being amortized over a 15 year weighted average useful life.

The results of operations of the ProFlame assets from March 1, 2002 though August 31, 2002 are included in the statement of operations of Bi-State for the fiscal year ended August 31, 2002. The following unaudited pro forma results of operations are presented as if the acquisition of the ProFlame assets had been made at the beginning of the periods presented:

                            YEAR ENDED              YEAR ENDED
                         AUGUST 31, 2002         AUGUST 31, 2001
                         ---------------         ---------------
Total revenues               $20,056                 $24,418
Net income                   $ 2,915                 $ 2,931


The pro forma consolidated results of operations include adjustments to give effect to amortization of non-competes and customer lists, and interest expense on the Term Note. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the transactions been made at the beginning of the periods presented or the future results of the combined operations.

4.   LONG-TERM DEBT:

Long-term debt consists of the following:

                                                       AUGUST 31,     AUGUST 31,
                                                           2002           2001
                                                       ----------     ----------
Term Note                                               $11,150        $ 3,975
Current maturities                                        1,700          1,000
                                                        -------        -------
   Total long-term debt, net of current maturities      $ 9,450        $ 2,975
                                                        =======        =======


Bi-State entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement") dated as of February 28, 2002 in connection with the acquisition of certain ProFlame assets. The terms of the Credit Agreement as amended are as follows:

     A Term Note in the principal amount of $12,000 payable in nineteen consecutive quarterly installments of principal in the amount of $425 commencing May 31, 2002, together with interest with all unpaid interest and principal due at final maturity on February 28, 2007. Interest is payable at the Applicable Rate determined pursuant to the Credit Agreement. Applicable Rate means applicability of the Eurodollar (LIBOR) Rate, the Base Rate of the Fixed Rate, on a per annum basis. With respect to the Eurodollar Rate or any Base Rate, the rate of interest per annum shall be 2.01% plus the Eurodollar Rate if one or the Eurodollar Pricing Options is selected, 0.00% plus the Base Rate if the Base Rate Pricing Option is selected, and 2.10% plus the bank's cost of funds if the Fixed Rate is selected. As of August 31, 2002, $11,150 was outstanding on the Term Note with an average rate of 3.9%. Heritage Operating, L.P. and Allied each guaranteed $5,000 of the Term Note.

     A $1,500 Revolving Note maturing as of February 28, 2003 with $0 outstanding as of August 31, 2002. The interest rate is the Applicable Rate (as described above, except that the Fixed Rate is not available) selected when the funds are borrowed and interest payment dates vary depending on the terms Bi-State agrees to when the money is borrowed.

The Term Note and Revolving Note contain certain restrictive covenants including limitations on substantial disposition of assets, changes in ownership of Bi-State and additional indebtedness, and require the maintenance of certain financial ratios. At August 31, 2002, Bi-State was in compliance with all covenants. Substantially all of the assets of Bi-State secure the notes.

5.   COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2007. Rental expense under these leases totaled approximately $120, $111, and $109 for the years ended August 31, 2002, 2001, and 2000, respectively, and has been included in operating expenses in the accompanying statements of operations. Fiscal year future minimum lease commitments for such leases are $80 in 2003; $33 in 2004; $14 in 2005; $15 in 2006; $8 in 2007 and $0 thereafter.

Bi-State has entered into a supply agreement with Allied in which Bi-State agrees to purchase from Allied all of Bi-State's requirements of propane delivered to and sold out of its plants at Allied's established distributor cost plus freight charges to the destination with a minimum and maximum quantity per year. The term of this contract expires March 2003, with a year-to year renewal option.

Bi-State is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against Bi-State. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of Bi-State.

6.   PARTNERS' CAPITAL:

The Partnership Agreement between the Partners contains specific provisions for the maintenance of the Partner's capital accounts. The Partnership Agreement specifies that the profits and losses of Bi-State be shared equally by the Partners, and covered or distributed from time to time, as the Partners shall agree. The initial contribution was based on Allied's prior partnership interest and Heritage Bi-State's acquisition basis that causes amortization and depreciation allocation differences to each Partner. Due to the valuation differences of the Partners' initial contributions, the initial capital accounts were not equal, but subsequent changes in the capital account are subject to adjustment to equalize the Partner's capital accounts. Excess cash, as agreed by the Partners, shall be distributed annually or as the Partners shall otherwise agree. Total distributions to the Partners were $800, $250, and $400 for the years ended August 31, 2002, 2001, and 2000, respectively.

7.   PROFIT SHARING AND 401(K) SAVINGS PLAN:

Bi-State sponsors a profit sharing and 401(k) savings plan (the "Plan"), which covers all employees subject to service period requirements. Annual contributions to the Plan, if any, are discretionary, and must be agreed upon in writing by both Partners. Employer matching contributions are calculated using a discretionary formula based on employee contributions. Prior to 2001, employer-matching contributions were entirely discretionary. Bi-State did not recognize any expense under the profit sharing provisions of the Plan during the years ended August 31, 2002, 2001, or 2000. Bi-State made matching contributions of $76, $58, and $0 to the Plan for the years ended August 31, 2002, 2001, and 2000, respectively, which have been included in operating expenses in the accompanying statements of operations.

8.   RELATED PARTY TRANSACTIONS:

Bi-State entered into an Administrative Agreement with Heritage Bi-State and a Supply Agreement with Allied. Heritage Bi-State performs all the administrative functions on behalf of Bi-State including, but not limited to, accounting, insurance, cash management, training and employee benefits. In consideration of the services provided by Heritage Bi-State, Bi-State pays a negotiated fee, plus any specific charges as described by the Administrative Agreement to Heritage Bi-State. These costs totaled $536, $448, and $427 for the years ended August 31, 2002, 2001, and 2000, respectively. An interest bearing receivable/payable account is maintained to monitor the net cash due between Heritage Bi-State and Bi-State. Heritage Bi-State agrees to advance funds necessary to provide for Bi-State's working capital needs on a daily basis. These advances are reflected in the receivable/payable account. All cash collected by Bi-State is transferred to Heritage Bi-State's depository account on a daily basis and is also reflected in the same receivable/payable account. This account is included in accounts receivable from affiliates on the balance sheet. The interest is based on the amount equal to the rate Heritage Operating L.P. pays on its working capital line of credit (3.675% at August 31, 2002). The net interest charged by Bi-State to Heritage Bi-State on the receivable due from Heritage Bi-State was $62, $45, and $52 for the years ended August 31, 2002, 2001, and 2000, respectively. The Supply Agreement calls for Bi-State to purchase from Allied all of Bi-State's requirements of propane delivered to and sold out of its plants at Allied's established distributor cost plus freight charges to the destination. Total purchases under this agreement by Bi-State were 12,775 gallons, 12,443 gallons, and 11,182 gallons for the years ended August 31, 2002, 2001, and 2000, respectively for a total cost of $7,480, $11,249, and $6,749 for the years ended August 31, 2002, 2001, and 2000, respectively.